Exhibit 99.1

GOLD STANDARD INFILL AND STEPOUT DRILLING REPORTS MORE
EXCEPTIONAL OXIDE RESULTS AT THE DARK STAR DEPOSIT

DR18-83 intersects 161.5m of 3.33 g Au/t including 33.5m of 6.48 g Au/t

August 7, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results from 31 reverse-circulation (“RC”) and 2 core holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Four holes in the northern portion of Dark Star intersected exceptional grades and thicknesses: 161.5m of 3.33 g Au/t, 136.6m of 3.36 g Au/t, 112.8m of 1.42 g Au/t and 92.9m 1.22 g Au/t, respectively. These results continue to confirm the lateral and strike continuity of higher-grade gold, and the openness of this system to the north, west and at depth.

To date 19,726m of infill, step-out and geotechnical drilling have been completed in 121 RC and core holes at Dark Star (refer to Dark Star drill hole plan map at the following link –https://goldstandardv.com/lp/ds-aug07-2018-drill-maps/). With this news release, results have now been reported for 80 of the 121 holes that have been completed. Results from another 33 Dark Star holes are summarized below.

Jonathan Awde, CEO and Director of Gold Standard commented: “This year’s drilling at Dark Star is transforming our understanding of the opportunities we have at Railroad-Pinion. We knew that, in Dark Star, we had an unusually high grade, oxide gold occurrence and the new results have confirmed this conclusion. But this drilling is taking us well beyond the current resource limits at Dark Star and also beyond our expectations for the district as a whole. The deeper zones of oxidized high grade mineralization have surprised us. We are now revising the current program to further test the depth potential in those areas where the structural plumbing system appears to support it. The results could have important implications for the future development of the district.”

Key Highlights from Dark Star:

  In the northern portion of Dark Star, drill holes DR18-46, -47, -50, -83, and DC18-03 returned thick, high-grade gold intercepts that remain open at depth.

  DR18-83, an RC hole approximately 30m east of DS16-24 (97.3m of 3.16 g Au/t – see October 13, 2016 news release), intersected 161.5m of 3.33 g Au/t including 7.6m of 5.40 g Au/t and 33.5m of 6.48 g Au/t (refer to Dark Star cross section 4480080N at the following link – https://goldstandardv.com/lp/ds-aug07-2018-drill-maps/). These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and below the current resource model by approximately 35m. The oxide intercept is open at depth, where the hole bottomed in 2.11 g Au/t at 274.3m.

  Core hole DC18-03 intersected 136.6m of 3.36 g Au/t, including three significantly higher-grade zones of 23.4m of 5.35 g Au/t, 10.5m of 4.86 g Au/t and 30.3m of 6.67 g Au/t (refer to Dark Star cross section 4480170N at the following link – https://goldstandardv.com/lp/ds-aug07-2018-drill-maps/). These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and mineralization below the current resource model by approximately 65m. Reduced mineralization occurs from 272.1 to 323.1m as a discontinuous / irregular pod.

  DR18-50 intersected 112.8m of 1.42 g Au/t including 18.3m of 2.12 g Au/t and 24.4m of 3.36 g Au/t (refer to Dark Star cross section 4480020N at the following link – https://goldstandardv.com/lp/ds-aug07-2018-drill-maps/). These results outperform what was predicted in the resource block model by confirming a thicker +1 g Au/t zone of oxide mineralization and extending oxide mineralization below the current resource model by approximately 30m. The intercept is open at depth, where the hole bottomed in 0.46 g Au/t at 196.6m.

  Currently in the northern portion of Dark Star, 18 drill holes end in gold mineralization below the current resource model. The extent of this open-ended mineralization measures approximately 250m (north-south) by 100m (east-west). These results provide an opportunity to expand the resource in the hanging wall and footwall of the Ridgeline fault, and at depth. Five drill holes, currently in progress, will assess the expansion potential (see the Dark Star plan map for additional detail at https://goldstandardv.com/lp/ds-aug07-2018-drill-maps/).

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-46	RC		-90	192.0	30.5-36.6	6.1	0.24
					48.8-88.4	39.6	0.24
					99.1-192.0	92.9	1.22
				Including	123.4-134.1	10.7	3.04
				Including	149.4-172.3	22.9	2.17
DR18-47	RC	90	-74	152.4	32.0-45.7	13.7	0.50
					68.6-74.7	6.1	0.80
					93.0-97.6	4.6	0.20
					131.1-135.7	4.6	0.25
					141.7-152.4	10.7	2.20
				Including	147.8-152.4	4.6	3.57
DR18-48	RC	90	-45	121.9	0-4.6	4.6	0.30
DR18-49	RC		-90	182.9	48.8-67.1	18.3	0.27
					79.3-86.9	7.6	0.56
					99.0-102.1	3.1	0.27
					126.5-173.8	47.3	0.37
DR18-50	RC		-90	196.6	44.2-48.8	4.6	0.58
					53.3-71.6	18.3	0.33

					83.8-196.6	112.8	1.42
				Including	96.0-114.3	18.3	2.12
				Including	144.8-169.2	24.4	3.36
DR18-51	RC		-90	179.8	65.5-68.6	3.1	0.27
					93.0-100.6	7.6	0.20
					108.2-112.8	4.6	0.52
					164.6-167.7	3.1	0.18
DR18-52	RC	90	-50	131.1	38.1-74.7	36.6	0.56
DR18-53	RC		-90	144.8	79.2-126.5	47.3	0.56
					131.1-132.6	1.5	0.31
DR18-54	RC		-90	140.2	6.1-21.3	15.2	0.28
					67.0-71.6	4.6	0.18
					77.7-125.0	47.3	0.35
DR18-55	RC		-90	182.9	54.8-57.9	3.1	0.21
					70.1-93.0	22.9	0.59
					108.2-114.3	6.1	0.28
					126.5-134.1	7.6	0.15
DR18-56	RC		-90	79.2	1.5-6.1	4.6	0.28
DR18-57	RC		-90	79.2	27.4-56.4	29.0	0.39
DR18-58	RC	90	-65	195.1	22.9-29.0	6.1	0.15
					80.8-115.9	35.1	0.20
					118.9-169.2	50.3	0.42
DR18-59	RC		-90	100.6	33.5-36.6	3.1	0.18
					50.3-65.5	15.2	0.42
DR18-60	RC	90	-60	179.8	35.1-41.2	6.1	0.14
					77.7-96.0	18.3	0.21
					100.6-158.5	57.9	0.38
DR18-61	RC		-90	164.6	57.9-70.1	12.2	0.25
					80.8-122.0	41.2	0.49
					129.6-160.1	30.5	0.28
DR18-62	RC		-90	167.6	42.7-50.3	7.6	0.14
					93.0-120.4	27.4	0.39
DR18-63	RC	90	-60	115.8	21.3-24.4	3.1	0.17
					71.6-114.3	42.7	0.34
DR18-64	RC		-90	131.1	33.5-94.5	61.0	0.42
DR18-65	RC		-90	155.4	22.8-27.4	4.6	0.14
					32.0-35.1	3.1	0.28
					48.7-51.8	3.1	0.25
					57.9-91.4	33.5	0.34
DR18-66	RC		-90	213.4	51.8-70.1	18.3	0.50
					74.7-111.3	36.6	0.22
DR18-67	RC		-90	219.5	68.6-140.2	71.6	0.57
				Including	93.0-100.6	7.6	1.21
					146.3-184.4	38.1	0.21
					193.6-204.3	10.7	0.87
DR18-68	RC	270	-83	213.4	47.2-50.3	3.1	0.18
					57.9-62.5	4.6	0.20
					73.2-88.4	15.2	0.17
					97.5-114.3	16.8	0.18
DR18-69	RC		-90	274.3	Assays pending
DR18-70	RC	90	-75		Drilling in progress
DR18-71	RC	90	-58	79.2	No assays >0.14 g Au/t
DR18-72	RC	90	-58	128.0	No assays >0.14 g Au/t

DR18-73	RC		-90	170.7	123.4-126.5	3.1	0.19
					132.6-157.0	24.4	0.47
				Including	147.9-154.0	6.1	1.07
DR18-74	RC		-90	170.7	88.4-93.0	4.6	1.42
DR18-75	RC		-90	146.3	42.7-51.8	9.1	0.20
					57.9-65.5	7.6	0.78
					71.6-80.7	9.1	0.20
DR18-76	RC		-90	182.9	27.4-33.5	6.1	0.15
					144.8-164.6	19.8	0.34
DR18-77	RC		-90	193.5	Assays pending
DR18-78	RC	90	-73	195.1	Assays pending
DR18-79	RC		-90	195.1	Assays pending
DR18-80	RC		-90	175.3	Assays pending
DR18-81	RC		-90	199.6	Assays pending
DR18-82	RC	90	-85	219.5	7.6-12.2	4.6	1.26
					65.5-204.2	138.7	0.65
				Including	71.6-88.4	16.8	1.22
				Including	190.5-204.2	13.7	2.28
DR18-83	RC	90	-68	274.3	59.5-86.9	27.4	0.37
					112.8-274.3	161.5	3.33
				Including	160.1-167.7	7.6	5.40
				Including	198.2-231.7	33.5	6.48
DC18-03	Core	90	-78	323.1	33.8-41.4	7.6	0.22
					53.4-90.9	37.5	0.82
				Including	54.9-64.5	9.6	1.68
					129.5-149.7	20.2	0.40
					155.8-169.8	14.0	0.32
					186.5-323.1	136.6	3.36
				Including	204.3-227.7	23.4	5.35
				Including	248.4-258.9	10.5	4.86
				Including	268.0-298.3	30.3	6.67
DC18-04	Core	275	-75	277.4	Geotechnical hole – assays pending
DC18-05	Core		-90	260.1	5.2-9.5	4.3	0.25
					13.5-54.8	41.3	2.35
				Including	30.2-42.6	12.4	2.97
					151.8-174.4	22.6	1.09
				Including	157.7-168.5	10.8	2.00
					178.7-237.0	58.3	2.54
				Including	205.1-237.0	31.9	4.22

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “At the end of July, development drilling on Pinion and Dark Star was successfully completed (248 holes, 32,806m) and we are now moving forward on incorporating the results into the Railroad-Pinion PEA. The PEA will evaluate the oxide deposit potential of the area, as well as give us the opportunity to convert inferred resources to measured and indicated. This is especially important for Dark Star, where currently 73% of the resource is carried as Inferred. Aside from the positive impacts the 2018 drill program will have on the PEA, results have also opened up Dark Star mineralization at depth, to the west, and north, all well outside the current proposed Dark Star pits. These will be high priority targets for follow up drilling in the latter half of 2018 and into 2019.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com